Exhibit 99.1

Energy Fuels Inc. Announces Election of Directors and Results of Shareholder Meeting

Toronto, Ontario and Lakewood, Colorado – May 23, 2014

Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) (“Energy Fuels” or the “Company”) announces the results of the election of directors at its annual and special meeting of shareholders (the “Meeting”) held on May 21, 2014 in Toronto, Ontario.

The nine nominees proposed by management for election as directors were elected by a show of hands. Proxies were received as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
J. Birks Bovaird	5,238,613	99.35%	34,469	0.65%
Stephen P. Antony	5,233,565	99.25%	39,517	0.75%
Paul A. Carroll	5,239,240	99.36%	33,842	0.64%
Lawrence A. Goldberg	5,239,211	99.36%	33,871	0.64%
Mark E. Goodman	5,228,594	99.16%	44,488	0.84%
Bruce D. Hansen	5,243,943	99.45%	29,139	0.55%
Ron F. Hochstein	5,234,699	99.27%	38,383	0.73%
Tae Hwan Kim	5,230,302	99.19%	42,780	0.81%
Richard J. Patricio	5,173,183	98.11%	99,899	1.89%

At the Meeting, shareholders also voted to approve (i) the appointment of KPMG LLP as the auditors of the Company; (ii) confirmation of new By-Law No. 2 of the Company and repeal of former by-law No. 1A; and (iii) confirmation of the advance notice by-law amendment. Details of each of these matters are set out in the Management Information Circular of the Company dated March 26, 2014. A report of voting results for each resolution presented at the Meeting prepared in accordance with National Instrument 51-102 will be filed under the Company's profile on SEDAR at www.sedar.com.

About Energy Fuels: Energy Fuels is currently America’s largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S. in 2013. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore and has a licensed capacity of over 8 million lbs. of U3O8. Energy Fuels has projects located in a number of Western U.S. states, including a producing mine, mines on standby, and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the Toronto Stock Exchange under the trading symbol “EFR”, and on the NYSE MKT under the trading symbol “UUUU”.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.
Curtis H. Moore
Investor Relations
(303) 974-2140 or Toll free: 1-888-864-2125
investorinfo@energyfuels.com
www.energyfuels.com